November 16, 2016

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 4628

Washington D.C. 20549

Via EDGAR and Federal Express

Attention:	Mr. H. Roger Schwall Mr. Parhaum J. Hamidi Ms. Loan Lauren P. Nguyen

Re:	Superior Drilling Products, Inc. Registration Statement on Form S-1 Filed October 21, 2016 File No. 333-214195

Dear Mr. Schwall, Mr. Hamidi and Ms. Nguyen:

This letter is in response to your letter dated November 15, 2016, to Superior Drilling Products, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above-referenced Registration Statement on Form S-1. For your convenience, the response is preceded by the Staff’s comment to which the response relates. The Company has sent to the Staff, by Federal Express, three (3) copies of the amended Registration Statement, as filed on November 16, 2016 with the Commission, marked to show changes from the above-referenced Registration Statement.

Incorporation of Certain Documents by Reference, page 3

1.    Comment. Please revise this section to include your Quarterly Report on Form 10-Q for the period ended September 30, 2016. Refer to Item 12 of Form S-1.

Response. In response to the Staff’s comment, the Company has amended the registration statement to include the Quarterly Report on Form 10-Q for the period ended September 30, 2016 as a document being incorporated by reference.

Please call the undersigned at (832) 876-5048 with any additional comments or questions you may have.

Very truly yours,

/s/ Christopher Cashion

Christopher Cashion

Chief Financial Officer